Exhibit 99.15

Consent of Expert

March 15, 2021

In connection with the Annual Report on Form 40-F of Perpetua Resources Corp. (the “Company”) for the year ended December 31, 2020 (the “Form 40-F”), I hereby consent to the references in the Form 40-F to my name and to the inclusion of extracts from or summaries of content in the technical report titled “Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho” with an effective date of December 22, 2020 and an issue date of January 27, 2021.

Yours truly,

/s/ Chris J. Roos
Chris J. Roos, P.E.,